SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI-HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

Exemption No.82-5129

Sekisui House, Ltd.

April 5, 2006

1-88, Oyodonaka 1-chome, Kita-ku, Osaka
President & Representative Director
Isami Wada

NOTICE OF THE 55TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We are pleased to invite you to the 55th Ordinary General Meeting of Shareholders of Sekisui House, Ltd. (the "Company" or "Sekisui House"). Details of the meeting are given below.

If you are unable to attend the meeting, it is still possible to exercise your voting rights either in writing or via the Internet. To exercise voting rights in writing, please study the reference documents below and indicate on the enclosed voting form whether you approve or disapprove the proposals listed, sign and seal the document and return it to the Company. To exercise voting rights via the Internet, please refer to page 47, Procedures For The Exercise of Voting Rights Via The Internet.

1. Date and Time: 10:00 a.m., Thursday, April 27, 2006

2. Place of the Meeting: Umeda Stella Hall
3F, Tower West, Umeda Sky Building
1-30, Oyodonaka 1-chome, Kita-ku, Osaka

3. Agenda:

Items for reporting:

1. Reports on the Consolidated Balance Sheet and Non-consolidated Balance Sheet as of January 31, 2006, and Business Report, Consolidated Statement of Income and Non-consolidated Statement of Income for the 55th Fiscal Year ended January 31, 2006 (February 1, 2005 - January 31, 2006)
2. Report on the results of an audit conducted by the independent certified public accountants and the Board of Corporate Auditors with respect to the Consolidated Financial Statements for the 55th Fiscal Year ended January 31, 2006

Propositions to be tabled:

No.1	Proposal for Appropriation of Retained Earnings for the 55th Fiscal Year ended January 31, 2006
No.2	Proposal for Election of Twelve (12) Directors
No.3	Proposal for Election of Two (2) Corporate Auditors
No.4	Proposal for Presentation of Retirement Benefits to Retiring Directors and Corporate Auditors and Payment of Adjusted Amount resulting from the Abolition of Retirement Benefits System for Executives
No.5	Proposal for Issuance of Share Warrants as Stock Compensation-Type Stock Options for Directors and Executive Officers
No.6	Proposal for Revision of the Remunerations for Corporate Auditors as a group

Further details about these matters are given in the following pages

If attending the meeting in person, please submit the enclosed Voting Right Exercise Form to the receptionist at the meeting

[**Translation**: Please note that this document purports to be a translation from the Japanese original Notice of Convocation of the Ordinary General Meeting of Shareholders 2006 of Sekisui House, Ltd. prepared for the convenience of foreign readers. However, in the case of any discrepancy between the translation and the Japanese original, the latter shall prevail. Please also be advised that certain statements regarding voting procedures for domestic shareholders are not applicable to the shareholders outside Japan.]

Attached Documents

Operating Statement
For the Fiscal Year Ended Jan. 31, 2006

1. Operating Conditions

1) Progress and Results of Sekisui House Group

During the fiscal year ended January 31, 2006, the Japanese economy was marked by a mild upswing in wage-earner income backed by brisk corporate earnings. The labor market also improved and investments in premium real estate continued and even expanded in the major metropolitan areas -- Tokyo in particular. Parallel with booming activity in the stock market, the economy gave convincing signs that it bottomed out and has moved into an upswing. Nonetheless, due to concerns about rising crude oil prices and interest rates, some uncertainty still clouds the economy's future outlook.

In the housing market, the pace of the decline in land prices slacked off and price levels themselves appear to have bottomed out. Courtesy of the sustained low interest rate regime, demand for homes by first-time buyers remained strong. Housing starts (for the calendar year) totaled 1,236,000 units, a year-over-year gain of 4.0 percent aided by especially brisk growth in starts on homes for resale. However, trends in the market for home rebuilding proved lackluster as homeowners and other potential second-time buyers in the middle and higher age groups maintained a guarded stance.

To adapt to these market trends, the Sekisui House Group sought to bolster its business foundations and sales capacity, restructure its product lines to better respond to market needs, strengthen its operations in the built-to-order housing business with the development of new products, as well as reinforce its operations in peripheral business domains.

As an expression of its desire to contribute to the creation of a sustainable society through the provision of homes that satisfy its customers, and to be known as a creative housing enterprise that can continue to lead the industry in such a society, in April last year Sekisui House set an industrial precedent by issuing its "Declaration of Sustainability". In view of its record of corporate activity, environmental efforts, and action in meeting its social responsibilities, Sekisui House concluded that its business policies must extend beyond the mere pursuit of profits (economic value) and strike a desirable balance with the environment (environmental value) and society (social value). To that end, it has built a foundation for its corporate operations that adds yet a fourth value: "inhabitant value." It is determined to base its business on this vision of sustainability and pursue an operating strategy that effectively reflects and balances the needs of all stakeholders.

Sekisui House has continued to put resources into the drive to address environmental problems. Utilizing the construction industry's first waste management system to earn broad-area certification from the Ministry of the Environment, in July 2005 it achieved zero emissions (zero landfill and simple incineration) at home construction sites, and is promoting responsible resource recycling under its own, comprehensive management framework. Sekisui House is not content to stop with its achievement of zero emissions from its home construction sites. In the years ahead, it will step up efforts aimed at improving home longevity, utilizing structural materials that are designed for recycling, reducing environmental load from inhabited homes, and in other ways contribute to the development of a total residential environment.

Results for each line of business are summarized below.

Built-to-Order Housing Business

In its mainstay detached house business segment, Sekisui House took steps to reinforce its sales capacity, including the expansion of its consulting-driven sales model. Additionally, it sought to offer homes that afford improved levels of freedom in their exterior detail and design, perfected new home models that are tailored to customer expectations and give a customized, handmade feeling, and in other ways developed its foundations for the provision of homes that cater to different lifestyles. Also, as a measure specifically aimed at paving the way for the debut of a sustainable society, in November it brought to market its Eco-Life Models, a series of eco-friendly home designs that effectively balance environmental coexistence with the pursuit of residential comfort. Also, in its "Sha Maison" rental housing business, the Company brought to market its "*Sakura Style*" line, which is designed to satisfy the expectations of young singles in terms of residential comfort, fashion, and security, and introduced a new "*Studio Living*" concept that allows individuals to use sliding screens to flexibly alter the room layout of their homes to suit their own tastes and lifestyles and thereby utilize available room space more effectively.

Further, as another promotional step, in the Hokushinetsu district, Sekisui House completed its "*Sumai no Yume Kojo*," a new site for demo homes aimed at giving consumers opportunities to experience for themselves the advanced technologies, quality control, and wealth of home design expertise at Sekisui House's command.

Real Estate for Sales Business

In its real estate business segment, Sekisui House made active purchases of residential lands for resale in a bid to strengthen sales to first-time home buyers, and moved ahead with the sale of quality apartment properties offering value-added strengths in the areas of security and disaster prevention. Furthermore, as a corporation committed to the future, it intensified its efforts in environmental research, development, and education, and in an industry first, began sales of environmentally friendly home designs that incorporate the use of household fuel cells. Sekisui House has also invested resources in urban development with its formulation of an "Urban Development Charter" for housing development projects from the planning stage. The goal is not merely to deliver homes in the form of hard infrastructure and space, but to create quality residential environments through the formation of entire communities, and to ensure that those communities gain in value over time through periodic, community-wide maintenance and the implementation of ideas for developing social infrastructures under the concept of "beauty that blooms with time" through community-wide landscaping and beautification.

Real Estate Leasing Business

In its real estate leasing business, Sekisui House acquired full ownership of the six companies of the Sekiwa Real Estate Group in February 2005. By maximizing their synergies as members of the Sekisui House Group, the Company registered brisk growth in its bloc leasing and rental property management business operations. Sekisui House actively pursued the bloc leasing and rental property management business operations it acquired from the Sekiwa Real Estate Group companies, sought to achieve high and sustained occupancy rates, and in other ways applied the full force of the Group to bolster its proposal capacity in this area.

Other businesses

As part of our promotion of customer satisfaction in providing our customers with comfortable residence for the long-term, we have put major efforts into the exterior business and energy-efficient home remodeling businesses targeted at the existing stock of houses built by the Company, as we strive to create an organization that can provide comprehensive and high quality homes.

As a result of the above, non-consolidated orders grew by 7.0 percent year-on-year to 1,123,675 million yen, and consolidated orders by 10.2 percent 1,478,359 million yen.

Consolidated nets sales totaled 1,501,857 million yen, a year-over-year gain of 9.4 percent. On the income front, the Company registered higher figures across the board despite soaring materials-related costs during the term. Consolidated operating income came to 79,980 million yen (a year-on-year gain of 4.4 percent), consolidated recurring income totaled 81,699 million yen (up 5.7 percent year-on-year), and consolidated net income amounted to 43,029 million yen (for a 81.9 percent annual gain).

On the financing front, the Company redeemed its eighth, ninth, and 11th debentures (30 billion yen in issues outstanding), leaving it with zero interest-bearing liabilities.

2) Issues for Sekisui House Group

Although the outlook for the economy remains uncertain, on the whole signs of a recovery have materialized. In view of that development, the Company will move forward in the years ahead with its policy of pursuing an active promotional drive aimed at achieving the goals of its growth strategy.

The Company will boost its sales capacity by expanding its sales force and thereby strive for increased revenue from its top-priority domains: detached houses and the Sha-Maison rental housing business. Additionally, it will put more energy and resources into its peripheral enterprises, including the home exterior renovation and home remodeling business segments.

On top of that, in the real estate for resale business segment, which is expected to demonstrate even stronger growth, it aims to boost revenue through the delivery of high-quality apartment complexes by acting in line with its motto of "peace of mind, security, comfort" and developing social infrastructures through "beauty that blooms with time."

Despite a worrisome uptrend in material costs, the Company plans to increase income without any loss in market competitiveness by reviewing and revising its home designs and construction methods and achieving cost reductions through meticulous process management.

The Company plans to maximize the synergies of the Sekiwa Real Estate Group companies that are now its wholly-owned subsidiaries and achieve improved results in all business operations, not only the real estate leasing segment. Additionally, it is determined to boost the business efficiency and profitability of the remodeling business operation it recently split off by hiring more contract employees, reinforcing sales capacity, and slashing costs.

We appreciate the confidence placed in us by our shareholders, and look forward to your continued support.

3) Breakdown of Orders and Net Sales of Sekisui House Group

Millions of yen

	Orders brought forward from previous year	Orders for the year to Jan. 2006	Net sales for the year to Jan. 2006	Orders carried forward to the following year
Built to Order Housing	412,502	684,139	725,216	371,425
Real estate for Sales	80,015	351,248	347,723	83,540
Real estate for Leasing	–	291,154	291,154	–
Other Business	81,439	151,816	137,762	95,493
Total	573,957	1,478,359	1,501,857	550,459

Note:

Each business division is set out in 2. Outline of the Company 1) Major businesses of Sekisui House Group.

4) Business Results and Financial Situation

1. Business Results and Financial Situation of Sekisui House Group

Millions of yen

	Year to Jan. 2003	Year to Jan. 2004	Year to Jan. 2005	Year to Jan. 2006
Net sales	1,300,237	1,326,039	1,372,243	1,501,857
Net income	34,546	37,761	23,659	43,029
Net income per share (¥)	¥48.71	¥53.30	¥33.80	¥62.94
Total assets	1,258,979	1,181,012	1,140,231	1,098,203
Net assets	645,702	667,964	666,475	685,762

Note:

Net income per share is calculated based on the average total number of shares issued during the term concerned (treasury stocks were excluded). From the year ended January 2004, the Accounting Standard for Earnings per Share and the Accounting Standard for Earnings per Share Application Guidelines (as outlined by the Accounting Standards Board of Japan); #2 and #4) have been applied.

2. Business Results and Financial Condition of the Company

Millions of yen

	Year to Jan. 2003	Year to Jan. 2004	Year to Jan. 2005	Year to Jan. 2006
Orders	1,122,518	1,012,166	1,049,730	1,123,675
Net sales	1,052,558	1,055,027	1,086,179	1,145,540
Net income	30,196	33,580	19,492	33,003
Net income per share (¥)	¥42.58	¥47.69	¥28.19	¥48.76
Total assets	1,115,880	1,030,003	988,821	976,952
Net assets	612,641	630,786	625,390	635,074

Note:

Net income per share is calculated based on the average total number of shares issued during the fiscal year concerned (treasury stocks were excluded). From the year ended January 2004, the Accounting Standard for Earnings per Share and the Accounting Standard for Earnings per Share Application Guidelines (as outlined by the Accounting Standards Board of Japan); #2 and #4) have been applied.

5) Plant-and-equipment investment of Sekisui House Group

The aggregate amount of plant-and-equipment investments made by the Sekisui House Group for the year ended January 2006 amounted to 46,817 million yen and the main components were an acquisition of the real estate for investments, an improvement and streamlining of production facilities of each plant.

2. Outline of Sekisui House Group, as of January 31, 2006

1) Major Businesses of Sekisui House Group

The Company and the Sekisui House Group companies are involved in the contract design, construction, and letting of prefabricated houses. We also buy and sell, act as agents for, lease and manage real estate. The position of each company within the Group is illustrated below.

Built to Order Housing	● Designs and builds steel, wooden and concrete houses and condominiums The main affiliated companies of this division are Sekiha, Ltd., Sekiwa Construction Saitama, Ltd., Sekiwa Construction Yokohama, Ltd., and Sekiwa Construction Osaka, Ltd.
Real Estate for Sales	● Sells houses and real estate and designs and constructs housing on estate land The main affiliated companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., and Sekiwa Real Estate Tohoku, Ltd.
Real Estate for Leasing	● Leases and manages detached houses, apartments, condominiums, commercial buildings, shops etc. The main affiliated companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., and Sekiwa Real Estate Tohoku, Ltd.
Other Business	● Designs and constructs condominiums and commercial buildings, and contracts remodeling of houses, and designs and constructs landscape gardens The main affiliated companies of this division are Sekisui House Remodeling, Ltd., Greentechno Sekiwa, Ltd., and Landtech Sekiwa, Ltd.

The outline of the major business of the Sekisui House Group is set out below:


Housing construction and exteriors
Sekiwa Construction Saitama, Ltd.
Greentechno Sekiwa, Ltd.
And other companies
Housing materials supplier
Sekiha, Ltd.
And other companies
Sekisui House, Ltd.
Providing of materials
Leasing of real estate
Housing Construction
Leasing of real estate
Trade of real estate
House Remodeling
Sekisui House Remodeling, Ltd.
Buying, selling, broking, leasing, managing real estate
Sekiwa Real Estate, Ltd. and other companies
SGM Operation Co., Ltd. and other companies
Housing Construction
House remodeling
Construction of commercial buildings, house remodeling
Leasing of real estate
Trade of real estate
Customer
Other Business
Customer
Real Estate for Leasing
Customer
Real Estate for Sales
Customer
Built to Order Housing

2) Major Operations of Sekisui House Group

1. Location of Major Operations of the Company

Head office:	1-88, Oyodonaka 1-chome, Kita-ku, Osaka	
Tokyo office:	1-1, Yoyogi 2-chome, Shibuya-ku, Tokyo	
Sales and project headquarters:		City
Tohoku Sales Administration Headquarters		Sendai
Tokyo Sales Administration Headquarters		
Kanagawa Sales Administration Headquarters		Yokohama
Saitama Sales Administration Headquarters		Saitama
Kanto Daiichi Sales Administration Headquarters		Chiba
Kanto Daini Sales Administration Headquarters		Utsunomiya
Chubu Daiichi Sales Administration Headquarters		Nagoya
Chubu Daini Sales Administration Headquarters		Shizuoka
Hokuriku Sales Administration Headquarters		Kanazawa
Kansai Daiichi Sales Administration Headquarters		Osaka
Kansai Daini Sales Administration Headquarters		Kyoto
Hyogo Sales Administration Headquarters		Kobe
Chugoku Sales Administration Headquarters		Hiroshima
Shikoku Sales Administration Headquarters		Takamatsu
Kyushu Sales Administration Headquarters		Fukuoka
Tokken Building Projects Headquarters		Osaka
Condominium Headquarters		Osaka
Development Department		Osaka
Branches:	73 branches	
Sales offices:	261 sales offices	
Customer service centers:	68 Customer Service Centers	
Factories:		
Tohoku Factory	Shikama-cho, Kami-gun, Miyagi Prefecture	
Kanto Factory	Koga-City, Ibaraki Prefecture	
Shizuoka Factory	Kakegawa-City, Shizuoka Prefecture	
Shiga Factory	Ritto-City, Shiga Prefecture	
Yamaguchi Factory	Yamaguchi-City	
Hyogo Factory	Tojo-cho, Kato-gun, Hyogo Prefecture	
Azai Factory	Azai-cho, Higashiazai -gun, Shiga Prefecture	
R&D Institute		
Comprehensive Housing R&D Institute	Kizu-cho, Soraku-gun, Kyoto Prefecture	

(Notes)

1. As to "Sales and project headquarters", new superintended headquarters, the Metropolitan Area Administration Headquarters (Shibuya-ku, Tokyo) and the West Japan Administration Headquarters (Osaka-city) were established on February 1, 2006; and the name of Kanto Daiichi Sales Administration Headquarters was changed to Higashi Kanto Sales Administration Headquarters, and the name of Kanto Daini Sales Administration Headquarters was changed to Kita Kanto Sales Administration Headquarters.
2. In order to strengthen and improve the sales segment, the Company restructured its organization, which was previously layered by a combination of "branches" and "sales offices", to that of 147 branches on February 1, 2006.
3. The presentation of the address of Azai Factory was changed to Nagahama-City, Shiga Prefecture on February 13, 2006, due to a municipal merger.

2. Address of Major Operations of subsidiary companies

Sekiwa Real Estate, Ltd.	Head office: 1-1, Yoyogi 2-chome, Shibuya-ku, Tokyo
Sekiwa Real Estate Kansai, Ltd.	Head office: 1-30, Oyodonaka 1-chome, Kita-ku, Osaka
Sekiwa Real Estate Chubu, Ltd.	Head office: 5-28, Meieki 4-chome, Nakamura-ku, Nagoya
Sekiwa Real Estate Chugoku, Ltd.	Head office: 1-25, Komachi, Naka-ku, Hiroshima
Sekiwa Real Estate Kyushu, Ltd.	Head office: 25-21, Hakataekimae 3-chome, Hakata-ku, Fukuoka
Sekiwa Real Estate Tohoku, Ltd.	Head office: 16-10, Honcho 2-chome, Aoba-ku, Sendai
SGM Operation Co., Ltd.	Head office: 13, Koyochonaka 5-chome, Higashinada-ku, Kobe
Sekiha, Ltd.	Head office: 27-3, Ariso 2-chome, Imizu-City, Toyama Prefecture
Sekisui House Remodeling, Ltd.	Head office: 1-90, Oyodonaka 1-chome, Kita-ku, Osaka

3) Combination of Companies

1. Outline of main subsidiaries

Millions of yen

Company Name	Capital	Percentage owned	Main business
Sekiwa Real Estate, Ltd.	1,668	100.0%	Real Estate for Leasing and Sales
Sekiwa Real Estate Kansai, Ltd.	5,829	100.0%	Real Estate for Leasing and Sales
Sekiwa Real Estate Chubu, Ltd.	1,368	100.0%	Real Estate for Leasing and Sales
Sekiwa Real Estate Chugoku, Ltd.	379	100.0%	Real Estate for Leasing and Sales
Sekiwa Real Estate Kyushu, Ltd.	263	100.0%	Real Estate for Leasing and Sales
Sekiwa Real Estate Tohoku, Ltd.	200	100.0%	Real Estate for Leasing and Sales
SGM Operation Co., Ltd.	418	100.0%	Real Estate for Leasing
Sekiha, Ltd.	480	100.0%	Built to Order Housing
Sekisui House Remodeling, Ltd.	100	100.0%	Other Business

(Note)

There are 90 consolidated subsidiaries, and five companies to which equity method of accounting is applied.

2. Results of Business Combination

(a) Making Sekiwa Real Estate group companies become fully-owned subsidiaries through a share exchange:

The Company entered into share exchange agreements with each of Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd. and Sekiwa Real Estate Tohoku, Ltd., respectively, as they became fully-owned subsidiaries of the Company as of February 1, 2005.

(b) Corporate spin-off between Sekisui House Remodeling, Ltd. to separate the house remodeling business:

The Company entered into a corporate spin-off agreement with Sekisui House Remodeling, Ltd., in which Sekisui House Remodeling, Ltd. takes over the house remodeling business of the Company as of February 1, 2005.

(c) Dissolution of Kobe Rokko Island Co., Ltd.:
The Company dissolved its subsidiary, Kobe Rokko Island Co., Ltd., as of May 31, 2005 and completed liquidation as of January 13, 2006.

(d) Dissolution of Nishinomiya Marina City Development Co., Ltd.:
The Company dissolved its subsidiary, Nishinomiya Marina City Development Co., Ltd. as of December 31, 2005 and is in the process of liquidation.

3. Progress of Related Enterprises
It is set out in 1. Operating Conditions 1) Progress and Results of Sekisui House Group.

4) Employees

Number of employees	Change compared to previous year
20,763	837 (increased)

Number of employees	Change compared to previous year	Average age	Average length of employment
15,410	460 (increased)	38.2 years old	14.7 years

5) Description of Common Shares of the Company

1	Total number of shares authorized to be issued	1,978,281,000 shares
2	Total number of shares issued	709,385,078 shares
3	Number of shares in one trading unit	1,000 shares
4	Total number of shareholders	33,675
5	Details of main shareholders are as follows:	

Name	Details of shareholders' investment		Details of investment in shareholders	
	Number of shares held (thousands)	Percentage of voting rights to total shares issued	Number of shares held (thousands)	Percentage of voting rights to total shares issued

Sekisui Chemical Co., Ltd.	102,168	14.4%	25,592	4.7%
Japan Trustee Services Bank, Ltd. (Trust account)	39,084	5.5%	--	--
Japan Master Trust Bank of Japan, Ltd. (Trust account)	32,497	4.6%	--	--
Hero & Co.	31,541	4.4%	--	--
Nomura Securities Co., Ltd.	19,772	2.8%	--	--
The Dai-Ichi Mutual Life Insurance Company	16,158	2.3%	--	--
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	13,624	1.9%	--	--

(Notes)

1. The Company owns 43,097 thousand shares as treasury stock but it is not stated in the above table.
2. While the Company does not own shares of The Bank of Tokyo-Mitsubishi UFJ, Ltd., it owns 6,000 shares of Mitsubishi UFJ Financial Group, Inc. (the percentage of voting rights to total shares issued is 0.06%), which was established as a holding company of the said bank.
3. Hero & Co. is the nominee of shares deposited for issuance as American Depository Receipts (ADRs) of the Company.

6) Acquisition, Disposition and Holding of Shares

1. Shares acquired:

   Common stock: 43,025,312 shares

   Total amount of acquisition cost: ¥48,189,707 thousand

2. Shares disposed of:

   Common stock: 29,302,521 shares

   Total amount of disposition: ¥30,468,357 thousand

3. Shares held as of January 31, 2006:

   Common stock: 43,097,146 shares

7) Principal Lenders

No relevant transactions.

8) Directors and Corporate Auditors

President & Representative Director:	Isami Wada
Executive Vice President & Director:	
Hideyuki Tonomura	Executive Vice President & Executive Officer Assistant to the President, In charge of West Japan and cost down
Shichiro Iwane	Executive Vice President & Executive Officer Assistant to the President In charge of East Japan and corporate marketing
Hiroshi Itawaki	Executive Vice President & Executive Office In charge of cost structural reform and purchasing
Directors:	
Akira Morimoto	Senior Managing Executive Officer, In charge of environment, General Manager of Construction Headquarters
Tadashi Iwasaki	Senior Managing Executive Officer, In charge of personnel affairs and advertising & sales promoting , Chief Manager of Corporate Management Planning Department
Sumio Wada	Managing Executive Officer, In charge of ICT Promoting, General Manager of Technology Headquarters
Yasuaki Yamamoto	President & Representative Director of Sekiwa Real Estate Chubu, Ltd.
Saburo Matsuyoshi	President & Representative Director of Sekiwa Real Estate Kansai, Ltd.
Kunitada Suzuki	Managing Executive Officer, General Manager of Kansai Daiichi Sales Administration Headquarters
Yuzo Matsumoto	Managing Executive Officer, in charge of production, Superintendent of Shiga Factory
Kazuo Yoshimitsu	Managing Executive Officer, in charge of condominium and real estate, Chief Manager of Development Department
Shiro Inagaki	Managing Executive Officer, in charge of accounting and information & computer system, Chief Manager of Finance Department
Full-Time Standing Corporate Auditors:	
Mikio Yamada	
Kenichi Kawauchi	
Corporate Auditors:	
Takaharu Dohi	Lawyer
Yoshiharu Takahashi	Full-time Corporate Auditor of Sekisui Chemical Co., Ltd

Notes:

1. Corporate Auditor, Mr. Kenji Kondo resigned on April 27 2005.
2. Corporate Auditors Messrs. Takaharu Dohi and Yoshiharu Takahashi are external Corporate Auditors as prescribed in Section 1 of Article 18 of the Law Concerning Special Exceptions to the Commercial Code regarding Audit, etc. of Joint-stock Companies.
3. In order to promote prompt management through a clear distinction between the decision-making and the business operations of the management system and to create a management structure that can accurately meet the needs of a volatile economic and market environment, the Company has adopted an Executive Officer System. In addition to the executive officers mentioned above, who simultaneously serve as Directors, the Company has a Board of sixteen (16) full-time executive officers, appointed on January 31, 2006.
4. Director Mr. Kunitada Suzuki assumed the post of President & Representative Director of SGM Operation Co., LTD. on February 1, 2006,

9) Remunerations paid for Directors and Corporate Auditors:

1. Remuneration of Directors: ¥450 million

   (The remuneration paid pursuant to resolution of the general meeting of shareholders totaled ¥314 million and the remuneration paid due to the appropriation of retained earnings totaled ¥136 million.)

2. Remuneration of Corporate Auditors: ¥68 million

(The remuneration paid pursuant to resolution of the general meeting of shareholders totaled ¥50 million and the remuneration paid due to the appropriation of retained earnings totaled ¥18 million.)

10) Remuneration for Independent Public Accountants

1. The aggregate amount of remuneration payable to independent public accountants: ¥125 million

2. Out of the amount stated in 1 above, the aggregate amount of remuneration payable to independent public accountants by the Company and the Company's subsidiaries in consideration of the duties specified in Article 2, Section 1 of the Certified Public Accountants Law of Japan (duties of audit certification): ¥125 million

3. Out of the amount stated in 2 above, the aggregate amount of remuneration payable to independent public accountants by the Company: ¥66 million

Note:

The amount of remuneration for auditing pursuant to the Law Concerning Special Exceptions to the Commercial Code regarding Audit, etc. of Joint-stock Companies and the amount of remuneration pursuant to the Securities and Exchange Law are not divided in the Auditing Agreement, which was concluded between the Company and the independent public accountants. Also, it is impossible to state separately in practice, the amount stated in 3 above, thus, represents the total amount of the remuneration paid by the Company.

3. Important Subsequent Events

At the meeting of the Board of Directors held on March 1, 2006, the Company adopted a resolution to implement the disposal of treasury stock and the secondary offerings of shares. The details are explained as follows.

The underwriters that purchased and subscribed for treasury stock of the Company made secondary offering of all shares ((1) the "Secondary Offering Resulting from the Disposal of Treasury Stock (offering by way of underwriting)"), and at the same time Mizuho Securities Co., Ltd., a lead manger of the offering by way of underwriting, offered the Company's common stock to be borrowed from certain shareholders in addition to the offering by way of underwriting ((2) the "Secondary Offering of Shares (offering by way of over-allotment)"), and taking into account market demand for the offering by way of underwriting. Accordingly, the Company resolved that the Company would sell treasury stock to Mizuho Securities Co., Ltd. as underwriter by way of a private placement to return borrowed shares ((3) the "Disposal of Treasury Stock through Third Party Allocation").

The Company plans to use the proceeds resulting from the above schemes for investments in real estate development.

(1) Secondary Offering Resulting from the Disposal of Treasury Stock (offering by way of underwriting)

1. Number of shares to be sold	38,000,000 shares of common stock
2. Disposal price	Disposal price is to be determined according to the method prescribed in Section 14, Article 7-2 of the Fair Custom Rule set forth by the Japan Securities Dealers Association.
3. Selling method	Underwriters led by Mizuho Securities Co., Ltd. will purchase and subscribe for all shares of the Company.
4. Closing date	Any day between March 23, 2006 and March 28, 2006

(2) Secondary Offering of Shares (offering by way of over-allotment)

1. Number of shares to be sold	5,000,000 shares of common stock The figure stated above represents the maximum number of shares to be sold. Depending on the degree of demand in public offering, it is possible that fewer shares, or no shares, will be sold by way of over-allotment.
2. Seller	Mizuho Securities Co., Ltd.
3. Selling price per share	The selling price will be the same as that for the offering by way of underwriting stated in (1) above.
4. Selling method	Taking into account market demand for the offering by way of underwriting, Mizuho Securities Co., Ltd. will offer the Company's common stock to be borrowed from certain shareholder(s).

(3) Disposal of Treasury Stock through Third-Party Allocation

1. Number of shares to be sold	5,000,000 shares of common stock The figure stated above represents the maximum number of shares to be sold. Depending on the number of shares offered as stated in (2) 1 above and the situation concerning purchase of common stock of the Company under the stabilizing transactions, etc. by Mizuho Securities Co., Ltd., it is possible that fewer shares, or no shares, will be sold.
2. Price per share	The offer price will be the same as that for the offering by way of underwriting stated in (1) 2 above.
3. Allotted party	Mizuho Securities Co., Ltd.
4. Subscription period	Any day between Wednesday, April 19, 2006 and Wednesday, April 26, 2006.

Note:

Amounts of the Operating Statement are given in the stated unit of the presentation, by disregarding any amount less than the stated unit of the presentation.

CONSOLIDATED BALANCE SHEETS

As of January 31, 2006

Millions of yen

Assets	1,098,203	Liabilities	412,168
Current assets	**712,752**	**Current Liabilities**	**326,864**
Cash on hand and deposits with banks	95,579	Notes payable and accounts payable-construction	166,388
Notes receivable and accounts receivable-construction	96,610	Accrued income taxes	7,206
Marketable securities	216	Advances received	86,174
Inventories	436,609	Allowance for bonuses	18,000
Deferred tax assets	59,242	Reserve for warranty on completed works	2,611
Other current assets	26,255	Other current liabilities	46,482
Allowance for doubtful accounts	(1,762)		
Fixed Assets	**385,451**	**Long-term Liabilities**	**85,304**
Tangible fixed assets	**202,131**	Deposit and warranty	53,063
Buildings	91,933	Long-term Deferred tax liability	2,256
Structures	12,495	Accrued retirement benefits for employees	26,143
Machinery and equipment	5,953	Accrued retirement benefits for directors, corporate auditors and executive officers	1,803
Land	87,925	Consolidated adjustment account	185
Constructions in progress	3,823	Other long-term liabilities	1,851
Intangible fixed assets	**5,973**		
Industrial property	54		
Ground lease	2,011		
Software	3,001	**Minority Interests**	**271**
Utility rights	36	Minority Interests	271
Telephone rights	869	**Shareholders' Equity**	**685,762**
Investments and other assets	**177,345**	Paid-in capital	186,554
Investments in securities	100,895	Capital surplus	237,522
Long-term loans receivable	37,985	Retained earnings	285,574
Long-term deferred tax assets	3,054	Net unrealized holding gain (loss) on securities	24,530
Other investments and assets	36,824	Translation adjustment	(40)
Allowance for doubtful accounts	(1,414)	Less treasury stock, at cost	(48,379)
Total Assets	**1,098,203**	**Total Liabilities, Minority Interests and Shareholders' Equity**	**1,098,203**

CONSOLIDATED STATEMENT OF INCOME	
From February 1, 2005 to January 31, 2006	
Millions of yen	
Net sales	**1,501,857**
Cost of sales	**1,213,190**
Gross profit on sales	**288,666**
Selling, general and administrative expenses	**208,686**
Operating income	**79,980**
Non-operating income	**5,566**
Interest and dividend received	2,223
Equity in earnings of affiliates	183
Other income	3,159
Non-operating loss	**3,846**
Interest paid	139
Other expenses	3,707
Recurring income	**81,699**
Extraordinary income	**5,937**
Gain from sales of investment securities	5,937
Extraordinary loss	**12,862**
Loss on devaluation of real land held for sale	12,015
Loss from sales or retirement of fixed assets	838
Loss on devaluation of investment in securities	9
Income before taxes	**74,774**
Current Income taxes	9,936
Deferred income taxes	21,625
Minority interests	182
Net income	**43,029**

Significant Consolidated Accounting Policies

1. Scope of Consolidation

Consolidated subsidiaries: 90, including Sekiwa Real Estate, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd. and other companies.

Changes in scope of consolidation

New establishment: Sekiwa Real Estate Sapporo, Ltd., Sekiwa Support System, Ltd., MAST Clean Service, Ltd.

Removed: Kobe Rokko Island, Co., Ltd. completed the liquidation
Rokko Island Cable Vision Co., Ltd. transferred its stock
Sekiwa Construction Fukushima, Ltd. and other three companies were dissolved due to a merger with other subsidiary.

All 90 subsidiaries are consolidated.

2. Application of equity method

Affiliated companies accounted for by the equity method

5 companies: Rokko Island Energy Services Co., Ltd., Shin Nishinomiya Yacht Harbor Co., Ltd., The Mortgage Corporation of Japan, Ltd., Almetax Manufacturing Co., Ltd. and PFI Mizu to Midori no Kenko-toshi, Ltd.

Changes in scope of equity method

New establishment: PFI Mizu to Midori no Kenko-toshi, Ltd.

Investment in the 5 related companies is accounted for by the equity method.

3. Term-ends of consolidated subsidiaries

The fiscal year of Sky Rail Service Co., Ltd. ends on March 31. In preparing the consolidated financial statements, the Company provisionally settles the accounts of that subsidiary as of January 31 and utilizes these accounts. The year-end of SEKISUI DEUTSCHLAND BAU G.m.b.H is December 31 and the Company uses these statements, adjusted as required for significant transactions till January 31, in preparing its consolidated financial statements.

4. Summary of significant accounting policies

(1) Basis and method for valuation for significant assets

(a) Marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Other marketable securities:

• Stocks with market value:

Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

• Stocks with no available market value:

At cost based on the moving average method

(b) Derivatives: Market value method

(c) Inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Other inventories: At cost based on moving average method

(2) Depreciation and amortization methods used for main depreciable and amortizable assets:

(i) Tangible fixed assets:

The Company applies the straight-line method to buildings (excluding attached structures), and the declining balance method to other tangible assets. The overseas consolidated subsidiaries applies straight-line method to tangible fixed assets.

(ii) Intangible fixed assets:

The Company applies the straight-line method to intangible fixed assets.

(3) Basis for accounting for significant allowances

(a) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(b) Allowance for bonuses

To prepare for bonuses payments to employees, the Company provides for the estimated appropriate amount in that fiscal year.

(c) Reserve for warranty on completed works

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(d) Accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition.

Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(e) Accrued retirement benefits to directors, corporate auditors and executive officers

To allow for retirement benefits payments to directors, executive officers and corporate auditors, the Company provides the required amounts at the end of the fiscal year based on internal regulations.

(4) Basis for converting significant foreign currency-denominated assets and liabilities into yen

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income. The assets, liabilities, revenues, and expenses of overseas subsidiaries are translated into yen at the rate of exchange in effect at the subsidiaries balance sheet dates, and translation differences are included in the foreign exchange translation adjustment account in shareholders' equity.

(5) Accounting for significant lease transactions

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(6) Main hedge accounting methods

Hedge accounting methods

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

Hedging instruments and targets

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange and interest rates, etc. The use of exchange contracts does not exceed the amount of import transactions.

Methods of assessing hedge effectiveness

With respect to forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

(7) Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes subject to deductions that have been incurred in connection with the fixed assets of the consolidated companies, of which principle business is the real estate leasing, are stated in the investments and other assets. The Company amortizes such consumption taxes evenly over 5 years from the fiscal year of occurrence. Other consumption taxes subject to deductions are expensed in the consolidated fiscal year in which they arise.

(Changes in accounting method)

Previously, consumption taxes subject to deductions were expensed in the consolidated fiscal year in which they arise. However, from the fiscal year ended January 31, 2006 consumption taxes subject to deductions that have been incurred in connection with the fixed assets of the consolidated companies, of which principal business is the real estate leasing, are stated in the investments and other assets and they are amortized evenly over 5 years from the fiscal year of occurrence. As a result, the "selling, general and administrative expenses" decreased by ¥171 million if the previous method were applied, while "operating income", "recurring income" and "net income before income taxes" increased by the same amount.

5. Assessing the assets and liabilities of consolidated subsidiaries

The Company uses full market value method to assess the assets and liabilities of consolidated subsidiaries.

6. Amortizing the consolidated adjustments account

In principle, the Company amortizes consolidated adjustments evenly over 5 years from the fiscal year of occurrence. If the consolidation adjustment amount is small, the Company accounts for the whole amount in the fiscal year in which it arises.

7. Treatment of profit appropriations

The consolidated retained earnings statement is based on the appropriation of profit decided during the relevant fiscal year.

Notes to Consolidated Balance Sheet and Consolidated Statement of Income

1. Notes to Consolidated Balance Sheet

Millions of yen

1. Accumulated amount of depreciation of tangible fixed assets	144,774
2. Mortgaged assets	
Tangible fixed assets	5,212
3. Liabilities for guarantees	95,199

(Additional information)

Investment real estates of 16,570 million yen, which was stated as fixed assets as of January 31, 2005, have been transferred to the inventories for the year ended January 2006.

2. Notes to Consolidated Statement of Income

Net income per share (¥) ¥62.94

Note:

Amounts of the Consolidated Balance Sheet, Consolidated Statement of Income, Significant Consolidated Accounting Policies, Notes to Consolidated Balance Sheet and Consolidated Statement of Income are given in the stated unit of the presentation, by disregarding any amount less than the stated unit of the presentation.

NON-CONSOLIDATED BALANCE SHEETS			
As of January 31, 2006			
Millions of yen			
Assets	**976,952**	**Liabilities**	**341,877**
Current assets	**618,305**	**Current Liabilities**	**308,187**
Cash on hand and deposits with banks	35,725	Notes payable-trade	63,749
Notes receivable-trade	785	Accounts payable-trade	40,560
Accounts receivable-construction	88,565	Accounts payable-construction	55,746
Accounts receivable-real estate	3,634	Accounts payable-other	7,057
Prepaid expenses for construction in progress	43,667	Accrued expenses	12,328
Buildings for sale	58,216	Income taxes payable	1,200
Land for sale	272,818	Consumption taxes payable	6,819
Land for sale in process	32,728	Advances received-construction	58,917
Half-finished goods and goods in progress	2,945	Advance received-other	4,556
Processed materials and stored goods	2,161	Deposits received	40,737
Advance payments	968	Allowance for bonuses	13,902
Prepaid expenses	4,426	Reserve for warranty on completed works	2,611
Accounts receivable-other	16,468		
Deferred tax assets	54,006		
Other current assets	2,453		
Allowance for doubtful accounts	(1,268)		
Fixed Assets	**358,647**	**Long-term Liabilities**	**33,690**
Tangible fixed assets	**159,612**	Deposits and guaranty received	6,302
Buildings	64,696	Long-term Deferred tax liability	2,918
Structures	4,450	Accrued pension and severance costs	23,600
Machinery and equipment	11,210	Accrued retirement benefits for directors, corporate auditors and executive officers	869
Vehicles and delivery equipment	167		
Tools, furniture and fixtures	4,526		
Land	72,761		
Constructions in progress	1,800		
Intangible fixed assets	**3,988**	**Shareholders' Equity**	**635,074**
Industrial property	37	**Capital surplus**	**186,554**
Ground lease	1,608	**Additional paid-in capital**	**242,307**
Software	1,629	Additional paid-in capital	242,307
Utility rights	26		
Telephone rights	686		
Investments and other assets	**195,046**	**Retained earnings**	**229,875**
Investment in securities	100,651	Legal reserve	23,128
Investment in subsidiaries and partnership	38,673	Voluntary reserve	177,300
Long-term loans receivable	52,173	Reserve for dividends	15,000
Deposit and guaranty	12,359	General reserve	162,300
Long-term prepaid expenses	800	Unappropriated retained earnings	29,446
Other investments	5,407		
Reserve for losses from investments in subsidiaries	(682)	Unrealized holding gain(loss) on securities	24,600
Allowance for doubtful accounts	(14,337)	Less treasury stock, at cost	(48,262)
Total Assets	**976,952**	**Total Liabilities and Shareholders` Equity**	**976,952**

NON-CONSOLIDATED STATEMENT OF INCOME	
From February 1, 2005 to January 31, 2006	
Millions of yen	
Net sales	**1,145,540**
Construction	904,572
Real estate	240,967
Cost of sales	**917,522**
Construction	712,599
Real estate	204,922
Gross profit on sales	**228,018**
Total gross profit from construction	191,973
Total gross profit from sales of real estate	36,044
Selling, general and administrative expenses	**168,153**
Operating income	**59,864**
Non-operating income	**6,573**
Interest and dividend received	3,801
Other income	2,772
Non-operating loss	**3,292**
Interest paid	39
Interest on bonds	99
Other expenses	3,153
Recurring income	**63,146**
Extraordinary income	**5,488**
Gain from sales of investment securities	5,397
Gain on sale of securities of subsidiaries	91
Extraordinary loss	**12,741**
Loss on devaluation of real land held for sale	11,990
Loss from sales or retirement of fixed assets	741
Loss on devaluation of investment in securities	9
Income before taxes	**55,893**
Current Income taxes	890
Deferred income taxes	22,000
Net income	**33,003**
Retained earning brought forward from the preceding business term	11,931
Loss on sale of treasury stock	8,823
Interim dividends	6,664
Unappropriated retained earnings	**29,446**

Notes to Balance Sheet and Statement of Income

1. Summary of Significant Accounting Policies

(1) Basis and method of valuation of marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Shares held in subsidiaries or affiliated companies: At cost based on moving average method

(iii) Other marketable securities:

- Stocks with market value:

  Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

- Stocks with no available market value:

  At cost based on the moving average method

(2) Basis and method of valuation of derivatives: Market value method

(3) Basis and method of valuation of inventories:

(i) Prepaid expenses for construction in progress, Buildings for sale, Land for sale, and Land for sale in process: At cost based on actual cost method

(ii) Half-finished goods and goods in progress, Processed materials and Stored goods: At cost based on moving average method.

(4) Depreciation of fixed assets:

(i) Tangible fixed assets:

The Company applies the straight-line method to buildings (excluding attached structures), and the declining balance method to other tangible assets. Expected life of assets is calculated based on the standards provided in the corporate tax law.

(ii) Intangible fixed assets:

The Company applies the straight-line method to intangible fixed assets. Expected life of assets is calculated based on the standards provided in the corporate tax law, except for company-use software, which is depreciated over its expected useful life of five years using the straight-line method.

(5) Basis for converting foreign currency-denominated assets and liabilities into yen:

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income.

(6) Basis for accounting for allowances:

(i) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(ii) Reserve for losses from investments in subsidiaries:

Potential losses on investment in subsidiaries are prepared for by recording their value after taking into consideration the composition of the assets.

(iii) Allowance for bonuses:

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in the current fiscal year.

(iv) Reserve for warranty on completed works:

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(v) Accrued pension and severance costs:

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(vi) Accrued retirement benefits for directors, corporate auditors and executive officers:

To allow for retirement benefit payments to directors, corporate auditors and executive officers, the Company provides the required amounts at the end of the current fiscal year based on internal regulations. This allowance is regulated by Article 43 of the Commercial Code Enforcement Regulations.

(7) Accounting for lease transactions:

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(8) Main hedge accounting methods:

(a) Hedge accounting methods:

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(b) Hedging instruments and targets

The Company hedges foreign currency cash debts and forward transactions with foreign exchange contracts.

(c) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange and interest rates etc. The use of exchange contracts does not exceed the amount of import transactions.

(d) Methods of assessing hedge effectiveness

With respect to exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

(9) Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes subject to deductions are expensed in the fiscal year in which they arise.

2. Notes to The Balance Sheet

Millions of yen

1. Short-term pecuniary claims to subsidiaries	2,293
2. Long-term pecuniary claims to subsidiaries	16,614
3. Short-term pecuniary debts to subsidiaries	44,413
4. Accumulated amount of depreciation of tangible fixed assets	128,346
5. Significant leased assets In addition to fixed assets stated in the balance sheet, buildings held for exhibitions, business-use vehicles, and computers are used under the lease contracts.	
6. Pecuniary claims to Directors Long-term loans (for the purpose of acquiring homes)	30
7. Mortgaged assets Tangible fixed assets	4,256
8. Liabilities for guarantees Liabilities for guarantees for users of housing loans	93,874
9. Amount of Shareholder's Equity pursuant to Article 124, Item 3 of the Commercial Code Enforcement Regulations	24,600
(Additional information) Investment real estates of 15,994 million yen, which was stated as the fixed assets as of January 31, 2005, have been transferred to the buildings for sale and the land for sale for the fiscal year ended January 31, 2006	

3. Notes to the Statement of Income

1. Transactions with subsidiaries	*Millions of yen*
Sales to subsidiaries	8,604
Purchases from subsidiaries	225,216
Non-operating transactions	398
2. Net income per share (¥)	¥48.76

Note:

Amounts of the Balance Sheet, Statement of Income, Notes to Balance Sheet and Statement of Income are given in the stated unit of the presentation, by disregarding any amount less than the stated unit of the presentation.

Proposal For Appropriation of Retained Earnings

	Yen
Unappropriated retained earnings for the year ended Jan. 31, 2006	29,446,902,602
The Company proposes that the above amount will be appropriated as follows:	
Dividends	6,662,879,320
(Ordinary dividends: ¥10 per share)	
Bonus for directors	142,000,000
Bonus for corporate auditors	14,000,000
Total directors' bonus	**156,000,000**
Additional reserve fund	14,500,000,000
Retained earnings carried forward to the next fiscal year	**8,128,023,282**

Note:

The Company paid interim dividends totaling ¥ 6,664,627,960 (¥10 per share) on September 30, 2005.

Certified Copy of Independent Public Accountant's Report with respect to Consolidated Financial Statements

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

March 17, 2006

The Board of Directors
Sekisui House, Ltd.

From: Shin Nihon & Co.
Yutaka Terasawa
Representative Partner
Certified Public Accountant
Mitsuo Kamimoto
Representative Partner
Certified Public Accountant
Tsugio Takahashi
Representative Partner
Certified Public Accountant
Ken Watabe
Representative Partner
Certified Public Accountant

We have examined the consolidated balance sheet and the consolidated statement of income of Sekisui House, Ltd. (the "Company") for the 55th fiscal year from February 1, 2005 to January 31, 2006, for the purpose of reporting under the provisions of Article 19-2, Section 3 of the "Law Concerning Special Exceptions to the Commercial Code regarding Audit, etc. of Joint-stock Companies." The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The said examination includes the examination for subsidiaries or consolidated subsidiaries of the Company.

As a result of the audit, we hereby acknowledges that the consolidated financial statements above fairy present the status of assets and income of the Sekisui House Group consisting of the Company and its consolidated subsidiaries, in conformity with laws, ordinances and the Articles of Incorporation of the Company.

Additionally, important subsequent events concerning the disposal of treasury stock and sale of shares of the Company are stated in the Operating Statement.

According to the report of March 14, 2006 from the Directors of the Company, additional subsequent events occurred and may not be reflected in the Operating Statement.

Particulars

With respect to the disposal of treasury stock and sale of shares of the Company pursuant to resolution adopted at the meeting of the Board of Directors held on March 1, 2006, the other conditions including disposal price, etc. were determined on March 14, 2006 as follows:

Disposal price: ¥1,506.84	Selling price: ¥1,571
Closing date: March 23, 2006	Number of shares to be sold (offering by way of over-allotment):5,000,000 shares
Total amount of disposal price (offering by way of underwriting)::¥57,259,920,000	Total amount of disposal price (maximum) (disposal of treasury stock through third–party allotment): ¥7,534,200,000

There are no interests between the Company and this audit company or the Representative Partners that require disclosure pursuant to the provisions of the Law Concerning Certified Public Accountants.

- End -

Certified Copy of Report of Board of Corporate Auditors with respect to the Consolidated Financial Statements

AUDIT REPORT

The Board of Corporate Auditors prepared this audit report with reference to the consolidated financial statements (the consolidated balance sheet and the consolidated statement of income) during the fiscal year that started February 1, 2005 and ended January 31, 2006 (the Company's 55th fiscal year) upon deliberation among the members after the receipt of a report of the audit method and the result of the audit from each member. Our report is given below.

1. Method of Audit

Each Corporate Auditor, subject to the audit policy established by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor, audited after having received reports and explanations by Directors and Certified Public Accountants on the consolidated financial statements.

2. Results of Audit

We confirmed that the method and the result of the audit carried out by Shin Nihon & Co. independent accountants are fair.

March 24, 2006

Board of Corporate Auditors of Sekisui House, Ltd.
Mikio Yamada, Standing Corporate Auditor (full-time)
Kenichi Kawauchi, Standing Corporate Auditor (full-time)
Takaharu Dohi, Corporate Auditor
Yoshiharu Takahashi, Corporate Auditor

Certified Copy of Independent Public Accountant's Report

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

March 17, 2006

The Board of Directors
Sekisui House, Ltd.

From: Shin Nihon & Co.
Yutaka Terasawa
Representative Partner
Certified Public Accountant
Mitsuo Kamimoto
Representative Partner
Certified Public Accountant
Tsugio Takahashi
Representative Partner
Certified Public Accountant
Ken Watabe
Representative Partner
Certified Public Accountant

We have examined the balance sheet, statement of income, the operating statement (limited to matters concerning accounting), the proposal for appropriation of retained earnings, and the schedules related to the financial statements (limited to matters concerning accounting) of Sekisui House, Ltd. (the "Company") for the 55th fiscal year from February 1, 2005 to January 31, 2006, for the purpose of reporting under the provisions of Article 2, Section 1 of the "Law Concerning Special Exceptions to the Commercial Code regarding Audit, etc. of Joint-stock Companies." With respect to the aforementioned operating statement and the schedules related to the financial statements, our examination was limited to those matters based on the accounting records of the Company and its subsidiaries. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The said examination includes the examination for subsidiaries of the Company.

Our opinion is as follows:

1. The balance sheet and the statement of income present fairly the financial condition and state the profit and loss of the Company in conformity with laws and ordinances and the Articles of Incorporation of the Company.
2. The operating statement (limited to matters concerning accounting) fairly presents the state of the company in conformity with laws, ordinances and the Articles of Incorporation of the Company.
3. The proposal for appropriation of retained earnings has been prepared in conformity with laws, ordinances and the Articles of Incorporation of the Company.
4. The schedules related to the financial statements (limited to matters concerning accounting) do not contain items that would under the provisions of the Commercial Code require noting.

In addition, the important subsequent event concerning the disposal of treasury stock and sale of shares of the Company are stated in the Operating Statement.

According to the report of March 14, 2006 from the Directors of the Company, additional subsequent events occurred and may not be stated in the Operating Statement.

Particulars

With respect to the disposal of treasury stock and sale of shares of the Company pursuant to resolution adopted at the meeting of the Board of Directors held on March 1, 2006, other conditions including disposal price, etc. were determined on March 14, 2006 as follows:

Disposal price: ¥1,506.84	Selling price: ¥1,571
Closing date: March 23, 2006	Number of shares to be sold (offering by way of over-allotment):5,000,000 shares
Total amount of disposal price (offering by way of underwriting): ¥57,259,920,000	Total amount of disposal price (maximum) (disposal of treasury stock through third–party allotment): ¥7,534,200,000

There are no interests between the Company and this audit company or the Representative Partners that require disclosure pursuant to the provisions of the Law Concerning Certified Public Accountants.

- End -

Certified Copy of Report of Board of Corporate Auditors

AUDIT REPORT

The Board of Corporate Auditors prepared this audit report with reference to the performance of the duties of the directors during the business period that started February 1, 2005 and ended January 31, 2006 (the Company's 55th fiscal year) upon deliberation among the members after the receipt of a report of the audit method and the result of the audit from each member. Our report is given below.

1. Method of Audit

Each Corporate Auditor, subject to the audit policy set up by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor, has attended meetings of the Board of Directors and other meetings as deemed important, received from Directors the executive situation of business, perused the documents whereby the important decisions were made, examined business and financial conditions at the head office and the principal offices and received from the subsidiaries reports on the business, as necessary. In addition, we received reports on the audit from the Independent Accountants and examined the accounting statements.

In respect of any transactions between Directors acting on their own behalf and companies whose businesses are competitive to the Company; any transactions between Directors and the Company in which there is a potential conflict of interest; any extraordinary payments to Directors; transactions if any, carried out not in the ordinary course of business between the Company and its subsidiaries or between the Company and its shareholders; and acquisition and disposal of the Company's own shares and the like, we each examined any such transactions in detail in accordance with the audit procedure outlined above, receiving additional reports from the Directors as necessary.

2. Results of Audit

(1) We confirmed that the method and the result of the audit carried out by Shin Nihon & Co. independent accountants are fair.

(2) We confirmed that the operating statement fairly shows the position of the Company, in conformity with the relevant laws and regulations and the Articles of Incorporation.

(3) We do not find any aspects of the Company's financial position or other issues that require us to comment on the proposal for appropriation of retained earnings.

(4) We confirmed that the schedules related to the financial statements fairly show the matters to be disclosed, and we do not find any aspect in relation to this requiring additional comment from us.

(5) We do not find any unlawful acts to have been carried out by the Directors in the performance of their duties, nor do we find any material matters that are either unlawful or contrary to the Articles of Incorporation.

We do not find that there was any breach of duties by the Directors with respect to any transactions between Directors acting on their own behalf and companies whose businesses are competitive to the Company; any transactions between Directors and the Company in which there is a potential conflict of interest; any extraordinary payments to Directors; transactions if any, carried out not in the ordinary course of business between the Company and its subsidiaries or between the Company and its shareholders; and acquisition and disposal of the Company's own shares and the like.

March 24, 2006

Board of Corporate Auditors of Sekisui House, Ltd.

Mikio Yamada, Standing Corporate Auditor (full-time)

Kenichi Kawauchi, Standing Corporate Auditor (full-time)

Takaharu Dohi, Corporate Auditor

Yoshiharu Takahashi, Corporate Auditor

Reference Document concerning Exercise of Voting Rights

1. Total number of voting rights of all shareholders:

660,729

2. Items and reference matters in respect thereof:

Proposition No.1: Appropriation of Retained Earnings for the fiscal year ended January 31, 2006

The Company intends to appropriate retained earnings for the fiscal year under review, as outlined on page 29 in the English translation, having taken into account factors including the Company's profitability, the payout ratio, the current and desired strength of its corporate fundamentals and future business development. The Company proposes that a dividend of ¥10 per share be paid for the fiscal year under review, which is an increase of ¥1 per share from the previous fiscal year, to reward the shareholders support and based on the Company's continuing policy to provide stable and continuous dividends. Since the Company paid an interim dividend of ¥10 per share on September 30, 2005, the annual dividend for the fiscal year under review totals ¥20 per share.

Proposition No. 2: Election of Twelve (12) Directors:

The Company proposes the election of twelve(12) Directors following the retirement of all the thirteen (13) current Directors at the close of this Ordinary General Meeting of Shareholders.
We have candidates as follows:

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Company shares owned (2) Special interest in Company
1	Isami Wada (Apr. 29, 1941)	Apr. 1965: joined the Company Apr. 1990: Director of the Company Apr. 1994: Managing Director of the Company Apr. 1996: Senior Managing Director of the Company Apr. 1998: President & Representative Director of the Company (up to the present)	(1) 260,335 shares (2) None

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Company shares owned (2) Special interest in Company
2	Tadashi Iwasaki (Mar. 21, 1944)	Apr. 1967: joined the Company Apr. 1998: Director of the Company (up to the present) assigned to the post of General Manager of Kanto Daiichi Sales Administration Headquarters Aug. 1999: assigned to the post of Chief Manager of Department for Administrative Control of Subsidiary & Affiliated Companies May 2001: in charge of advertising & sales promoting Apr. 2002: Managing Executive Officer, in charge of personnel affairs Apr. 2004: Senior Managing Executive Officer, assigned to the post of Chief Manager of Corporate Management Planning Department (up to the present) in charge of personnel affairs and advertising & sales promoting Apr. 2006: in charge of personnel affairs (up to the present)	(1) 38,457 shares (2) None

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Company shares owned (2) Special interest in Company
3	Akira Morimoto (Aug. 7, 1943)	Dec. 1972: joined the Company Apr. 1998: Director of the Company Feb. 1999: assigned to the post of Chief Manager of Technology Control Department Apr. 2000: Managing Director of the Company Apr. 2002: Director of the Company (up to the present) Managing Executive Officer, assigned to the post of Chief Manager of Technology Control Department and Design Department Aug. 2002: assigned to the post of General Manager of Technology Headquarters May 2003: in charge of technology Mar. 2004: in charge of technology and environment assigned to the post of General Manager of Technology Headquarters and Construction Headquarters Apr. 2004: Senior Managing Executive Officer, in charge of environment, assigned to the post of General Manager of Construction Headquarters (up to the present)	(1) 16,200 shares (2) None
4	Sumio Wada (Jul. 8, 1945)	Sep. 1971: joined the Company Apr. 1998: Director of the Company (up to the present) assigned to the post of Superintendent of Kanto Factory Apr. 2002: Managing Executive Officer, in charge of production Apr. 2004: in charge of ICT promoting, assigned to the post of General Manager of Technology Headquarters Apr. 2006: Senior Managing Executive Officer, in charge of technology and design (up to the present)	(1) 25,200 shares (2) None

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Company shares owned (2) Special interest in Company
5	Kazuo Yoshimitsu (Sep.18, 1944)	Feb. 1970: joined the Company Apr. 2002: Executive Officer, assigned to the post of General Manager of Condominium Headquarters and Chief Manager of Development Department Apr. 2004: Managing Executive Officer, in charge of real estate Apr. 2004: Director of the Company (up to the present) Feb. 2005: in charge of condominium and real estate (up to the present) assigned to the post of Chief Manager of Development Department Apr. 2006: Senior Managing Executive Officer, assigned to the post of General Manager of Development Headquarters (up to the present)	(1) 20, 603shares (2) None
6	Shiro Inagaki (Jun.25, 1950)	Apr. 1973: joined the Company Apr. 2002: Executive Officer, assigned to the post of Chief Manager of Finance Department Apr. 2004: Managing Executive Officer, in charge of accounting and information & computer system Apr. 2004: Director of the Company (up to the present) Apr. 2006: Senior Managing Executive Officer, in charge of accounting & finance and information & computer system (up to the present) (Status as other company's representative) Representative Liquidator of Nishinomiya Marina City Development Co., Ltd.	(1) 6,000 shares (2) None

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Company shares owned (2) Special interest in Company
7	Yuzo Matsumoto (Jun.17, 1946)	Apr. 1970: joined the Company Apr. 2000: Director of the Company, assigned to the post of Superintendent of Shizuoka Factory Sep. 2000: assigned to the post of Superintendent of Shiga Factory (up to the present) Apr. 2002: retired from Director of the Company, Managing Executive Officer (up to the present) Apr. 2004: in charge of production (up to the present) Apr. 2004: Director of the Company (up to the present)	(1) 14,240 shares (2) None
8	Fumiaki Hirabayashi (Nov.14, 1946)	Apr. 1971: joined the Company Feb. 1996: assigned to the post of Chief Secretary May. 2001: assigned to the post of Chief Secretary and Chief Manager of Advertising & Sales Promoting Department Apr. 2002: Executive Officer, in charge of advertising & sales promoting assigned to the post of Chief Secretary Apr. 2004: Managing Executive Officer, assigned to the post of General Manager of Tokyo Administration Office (up to the present) (Status as other company's representative) President & Representative Director of Sumai no Toshokan Co., Ltd.	(1) 12,800 shares (2) None

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Company shares owned (2) Special interest in Company
9	Toshiharu Arakawa (Feb.27, 1948)	Feb. 1976: joined the Company Oct. 1991: assigned to the post of Chief Manager of Nagoya Minami Sales Office Feb. 1995: assigned to the post of Chief Manager of Hamamatsu Branch and Hamamatsu Sales Office Apr. 2000: assigned to the post of General Manager of Cyubu Daini Sales Administration Headquarters, Chief Manager of Hamamatsu Branch and Hamamatsu Sales Office Aug. 2000: assigned to the post of General Manager of Cyubu Daini Sales Administration Headquarters Apr. 2002: Executive Officer Jan. 2004: assigned to the post of General Manager of Kanto Daini Sales Administration Headquarters Apr. 2004: Managing Executive Officer (up to the present) Feb. 2006: in charge of TKC project, assigned to the post of General Manager of Tokken Building Projects Headquarters (up to the present) (Status as other company's representative) President & Representative Director of Sekiwa Support System, Ltd.	(1) 13,000 shares (2) None

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Company shares owned (2) Special interest in Company
10	Kiyohide Hirabayashi (Jun.5, 1945)	Apr. 1968: joined the Company Aug. 1987: assigned to the post of Chief Manager of Osaka-Tokken Sales Office Mar. 1988: assigned to the post of Chief Manager of Osaka-Tokken Building Projects Department (Change of office name) Aug. 1991: assigned to the post of Chief Manager of Osaka Urban Development Department Apr. 1999: assigned to the post of Chief Manager of Hiroshima Branch Feb. 2000: assigned to the post of Chief Manager of Hiroshima Branch and Hiroshima Sales Office Mar. 2002: assigned to the post of Deputy General Manager of Cyugoku Sales Administration Headquarters, Chief Manager of Hiroshima Branch and Hiroshima Sales Office Jul. 2002: assigned to the post of General Manager of Cyugoku Sales Administration Headquarters, Chief Manager of Hiroshima Branch and Hiroshima Sales Office Aug. 2002: assigned to the post of General Manager of Cyugoku Sales Administration Headquarters Apr. 2004: Executive Officer May 2005: Managing Executive Officer (up to the present) Feb. 2006: assigned to the post of General Manager of West Japan Administration Headquarters and Kansai Daiichi Sales Administration Headquarters (up to the present)	(1) 4,819 shares (2) None

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Company shares owned (2) Special interest in Company
11	Toshinori Abe (Oct.27, 1951)	Apr. 1975: joined the Company Feb. 1994: assigned to the post of Chief Manager of Sendai Sales Office Aug. 1995: assigned to the post of Chief Manager of Sendai Kita Sales Office Aug. 1998: assigned to the post of Chief Manager of Yamagata Sales Office Aug. 2001: assigned to the post of Chief Manager of Koriyama Branch and Koriyama Minami Sales Office Feb. 2003: assigned to the post of General Manager of Tohoku Sales Administration Headquarters Apr. 2004: Executive Officer Feb. 2005: assigned to the post of General Manager of Tokyo Sales Administration Headquarters May 2005: Managing Executive Officer (up to the present) Feb. 2006: assigned to the post of General Manager of Metropolitan Area Administration Headquarters and Tokyo Sales Administration Headquarters (up to the present)	(1) 11,000 shares (2) None
12	Takashi Uchida (Apr.19, 1951)	Apr. 1976: joined the Company Apr. 2002: assigned to the post of Chief Manager of Accounting Department Apr. 2004: Executive Officer Apr. 2006: Managing Executive Officer, assigned to the post of Chief Manager of Accounting & Finance Department (up to the present)	(1) 2,000 shares (2) None

Proposition No. 3: Election of Two (2) Corporate Auditors:

The Company proposes the election of two Corporate Auditors following the resignation of Mr. Kenji Kondo from the office of Corporate Auditor on April 27, 2005 and the retirement of Messrs. Mikio Yamada and Yoshiharu Takahashi from the office of Corporate Auditor at the close of this Ordinary General Meeting of Shareholders. This proposition has already received approval from the Board of Corporate Auditors.

We have candidates as follows:

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Company shares owned (2) Special interest in Company
1	Hiroshi Itawaki (Jun. 29, 1942)	Apr. 1965: joined the Company Apr. 1998: Director of the Company, assigned to the post of Chief Manager of Purchasing Department Apr. 2000: Managing Director of the Company Apr. 2002: Director of the Company, Senior Managing Executive Officer May 2005: Executive Vice President & Director, Executive Vice President & Executive Officer, in charge of cost structural reform and purchasing (up to the present)	(1) 28,146 shares (2) None
2	Katsuya Kittaka (Jan. 3, 1944)	Jun. 1969: Joined Sekisui Chemical, Ltd. Jun. 2000: Director of Sekisui Chemical, Ltd. Jun. 2002: retired from Director of Sekisui Chemical, Ltd. Corporate Auditor of Sekisui Chemical, Ltd. (up to the present)	(1) 0 share (2) None

(Note) Mr. Katsuya Kittaka is a candidate to meet the requirements for an external Corporate Auditor that is prescribed in Section 1, Article 18 of the Law Concerning Special Exceptions to the Commercial Code regarding Audit, etc. of Joint-stock Companies.

Proposition No. 4: Proposal for Presentation of Retirement Benefits to Retiring Directors and Corporate Auditors and Payment of Adjusted Amounts resulting from the Abolition of Retirement Benefits System for Executives

Messrs. Hideyuki Tonomura, Shichiro Iwane, Hiroshi Itawaki, Yasuaki Yamamoto, Saburo Matsuyoshi and Kunitada Suzuki will retire from their office as Directors when their term of office expires at the close of this General Meeting of Shareholders. While Mr. Kenji Kondo resigned on April 27, 2005 as Corporate

Auditor, and Messrs. Mikio Yamada and Yoshiharu Takahashi will retire from their office as Corporate Auditors at the close of this General Meeting of Shareholders. In recognition of their services, the Company proposes the payment of retirement benefits. The amount of benefits will be within appropriate amounts in accordance with the Company's bylaws. The Company also proposes that the Board of Directors determine the amount, date, and method of payment of the benefits for the retiring Directors, and that the Board of Corporate Auditors determine the amount, date, and method of payment of the benefits for the retiring Corporate Auditors.

As part of its revision of the remuneration system for executives of the Company, the Company intends to abolish the retirement benefits system for retiring Directors and Corporate Auditors. Accordingly, it is proposed that retirement benefits be granted to Directors who will be re-elected upon approval of the Proposition No. 2 as originally proposed, and Corporate Auditors currently in office and who will remain the position of Corporate Auditors after the close of this Ordinary General Meeting of Shareholders. The Company intends to pay relevant amounts within the appropriate amounts in accordance with the prescribed standards of the Company, and which correspond to their respective terms of office as Directors and Corporate Auditors up to the close of this General Meeting of Shareholders. The timing of payment will be at the time of their respective retirements. The Company also proposes that the Board of Directors determine the amount, date, and method of payment of the benefits for the retiring Directors, and that the Board of Corporate Auditors determine the amount, date, and method of payment of the reward for the retiring Corporate Auditors.

Details of the careers of each retiring Director and Corporate Auditor are as follows:

Name	Career Summary
Hideyuki Tonomura	Apr. 1994: Director Apr. 1998: Managing Director Apr. 2000: Senior Managing Director Apr. 2002: Executive Vice President & Director (up to the present)
Shichiro Iwane	Apr. 1996: Director Apr. 2000: Managing Director Apr. 2002: Director Apr. 2004: Executive Vice President & Director (up to the present)
Hiroshi Itawaki	Apr. 1998: Director Apr. 2000: Managing Director Apr. 2002: Director May 2005: Executive Vice President & Director (up to the present)
Yasuaki Yamamoto	Apr. 1998: Director (up to the present)
Saburo Matsuyoshi	Apr. 2000: Director (up to the present)
Kunitada Suzuki	Apr. 2004: Director (up to the present)
Kenji Kondo	Apr. 2003: Standing Corporate Auditor (Full-Time) Apr. 2005: retired from Standing Corporate Auditor (Full-Time)
Mikio Yamada	Apr. 2003: Standing Corporate Auditor (Full-Time) (up to the present)
Yoshiharu Takahashi	Apr. 2003: Corporate Auditor (up to the present)

Details of the careers of Directors and Corporate Auditors who will be subject to the abolition of the retirement benefits system are as follows:

Name	Career Summary
Isami Wada	Apr. 1990: Director Apr. 1994: Managing Director Apr. 1996: Senior Managing Director Apr. 1998: President & Representative Director of the Company (up to the present)
Akira Morimoto	Apr. 1998: Director Apr. 2000: Managing Director Apr. 2002: Director (up to the present)
Tadashi Iwasaki	Apr. 1998: Director (up to the present)
Sumio Wada	Apr. 1998: Director (up to the present)
Yuzo Matsumoto	Apr. 2004: Director (up to the present)
Kazuo Yoshimitsu	Apr. 2004: Director (up to the present)
Shiro Inagaki	Apr. 2004: Director (up to the present)
Kenichi Kawauchi	Apr. 2004: Standing Corporate Auditor (Full-Time) (up to the present)
Takaharu Dohi	Apr. 2002: Corporate Auditor (up to the present)

Proposition No. 5: Proposal for Issuance of Share Warrants as Stock Compensation-Type Stock Options for Directors and Executive Officers

Pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code, the Company cordially requests the shareholders to approve the issuance of share warrants as stock compensation-type stock options for Directors and Executive Officers in accordance with the terms and conditions as stated below:

1. Reasons for issuing share warrants with particularly favorable conditions:
   With respect to the remuneration system for executives, the Company will issue, free of charge, share warrants to Directors and Executive Officers of the Company as stock compensation-type stock options. The purpose is to enhance the motivation and morale of Directors and Executive Officers in terms of raising the stock price and improving business performance by strengthening the link between the remuneration for Directors and Executive Officers and the Company's stock price or business performance, and having Directors and Executive Officers share not only the merits of an increase in the stock price, but also the risks for a decline in the stock price with its shareholders. The amount to be paid in upon exercise of each share warrant will be one yen per share as stated 2 below.

As part of recent revisions to the remuneration system for executives of the Company, the Company plans to abolish the retirement benefits system for Directors and Corporate Auditors, which is strongly seniority-based, and instead introduce stock compensation-type stock options as one form of remuneration for Directors and Executive Officers of the Company, which are linked to shareholder values.

2. Outline of issuance of share warrants:

(1) Type and number of shares to be issued upon exercise of share warrants

Up to 72,000 common stock of the Company

(2) Number of share warrants

Up to 72

Meanwhile, the number of shares to be issued upon exercise of one share warrant (the "number of shares for allocation") is 1,000 shares.

Provided, however, that if the Company splits or reverse-splits the common stock on or after the date on which share warrants are issued (the "issuance date"), the number of shares for allocation will be adjusted in proportion to the ratio of the stock split or reverse stock split, with any resulting fractions less than one share being disregarded.

In addition, if there are reasons compelling the Company to adjust the number of shares for allocation on or after the issuance date, such as a reduction in capital and a merger or corporate spin-off, the number of shares for allocation will be adjusted within a reasonable extent by taking into account the terms and conditions of the reduction of capital and the merger or corporate spin-off and other factors.

(3) Issuance price of share warrants

Free of charge

(4) Amount to be paid in upon exercise of share warrants

The amount to be paid in upon exercise of each share warrant is obtained by multiplying the amount to be paid in for each of the shares for issue or transfer upon exercise of each share warrant, which is one yen, by the number of shares for allocation.

(5) Exercise period of share warrants

The period in which share warrants are exercisable will be determined by the Board of Directors within the period between April 28, 2006 and April 27, 2026.

(6) Other conditions for exercise of share warrants

(i) Holders of share warrants may exercise their share warrants from the day following the day on which they lose the positions as Directors (including corporate officers in the case that the Company turns into a "company with committees" in the future), Corporate Auditors or Executive Officers of the Company or its consolidated subsidiaries (the "commencement date of exercise of share warrants").

(ii) Notwithstanding item (i) above, if either of the following cases (a) or (b) occurs, the holders of share warrants may exercise their share warrants within the specified period.

(a) In case that holders of share warrants do not have the commencement date of exercise of share warrants until April 27, 2025:

Between April 28, 2025 and April 27, 2026

(b) In case that propositions are approved at the general meeting of shareholders of the Company for a merger in which the Company is dissolved and there are no provisions for having the company that becomes the surviving entity take over obligations relating to the share warrants concerned, or for an exchange or transfer of shares in which the Company becomes a wholly-owned subsidiary and there are no provisions for having the company that becomes the parent company with 100% ownership of the Company take over obligations relating to the share warrants concerned :

For 15 days from the date following the date on which the approval is granted

(iii) No partial exercise of a single share warrant is allowed.

(7) Events and conditions of cancellation of share warrants:

The Company may, without charge, at any time cancel share warrants that have been obtained and held by the Company.

(8) Limitations on transfer of share warrants

To transfer share warrants, it is necessary to obtain approval from the Board of Directors of the Company.

Proposition No. 6: Proposal for Revision of the Remuneration for Corporate Auditors as a group

In line with the revision of the remuneration system for executives of the Company, the Company will abolish the retirement benefits system for Corporate Auditors, which is strongly seniority-based, and integrate such into a monthly payment. Accordingly, it is proposed that the current remuneration for Corporate Auditors as a group amounting to "equal to or less than ¥6 million per month", which was approved at the 31st Ordinary General Meeting of Shareholders held on April 28, 1982, be changed to an amount "equal to or less than ¥9 million per month".

If the Proposition No. 3 is approved and resolved as originally proposed, the number of Corporate Auditors totals four (4).

- End -

Procedures For The Exercise of Voting Rights Via The Internet

When exercising votes via the internet please use the vote exercise code and temporary password which is shown on the vote exercise form enclosed therein, and access the site shown below from your home computers or mobile phones (i-mode, EZweb, Vodafone live!). Instructions are as follows:

1. Website for exercising votes

   Our designated website for the exercise of votes is: http://www.evote.jp/

   The last date for exercise of votes is: Midnight on 26th April 2006 (Wednesday) (the day before the shareholders' meeting).

Note: We respectfully request shareholders to vote as early as possible to aid the process of collating votes.

2. Internet voting procedure

   ① Change of password, security etc.

   To prevent unauthorized access to the site or alteration of votes submitted, shareholders who wish to change their temporary password for a new one etc. are requested to obtain an electronic certificate from our representative Mitsubishi UFJ Trust and Banking Corporation

   ② 'Vote exercise code'

   A new vote exercise code will be assigned to shareholders for each meeting

   ③ Password security

   The password that you register will remain valid indefinitely so please take the greatest care that it remains confidential.

   ④ Mobile telephones

   The shareholders can exercise their votes via a mobile phone. Provided, however, that it is necessary for the shareholder to access the sites stated below from your mobile phone:

   i-mode, EZweb, Vodafone live!

   (The "i-mode", "EZweb" and "Vodafone live!" are trademarks or registered trademarks of NTT Docomo, Inc., KDDI Corporation and Vodafone Group Plc, respectively.)

   While the services stated above are available, please be advised that you may not use this service if the handset of your mobile phone is incompatible. (Please make an inquiry for compatible phones to the help desk stated below.)

3. Multiple exercise of voting rights

   ① Where a vote(s) is exercised by mail and internet

   Votes received via the internet will be counted as the valid vote without regard to the time of receipt.

   ② Where a vote is exercised more than once via the internet

   The last exercise of the vote before the cut-off date for exercise will be counted as the valid vote.

4. Subsequent shareholder meetings

   Upon request we will inform shareholders of future shareholders' meetings by email, but please note that where we do so we will not inform you by mail. If you would like to be informed of future shareholders' meetings by email, please register for this service using the website for exercise of votes shown above. Provided, however, that you are unable to register via a mobile phone and not allowed to designate your e-mail address of the mobile phone to receive information stated above.

* * *

Voting System Enquiries

Mitsubishi UFJ Trust and Banking Corporation Securities Agency Department (helpdesk)

Telephone: Free dial: 0120-173-027 (9:00-21:00hrs)

SEKISUI HOUSE

Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

April 5, 2006

By: Yoshiro Kubota

Yoshiro Kubota
Senior Managing Executive Officer &
General Manager of CS Promoting Headquarters

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331